UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒                                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number 1-15525

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Edwards Lifesciences Technology SARL
Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Edwards Lifesciences Corporation

One Edwards Way
Irvine, California 92614
(949) 250-2500

Edwards Lifesciences Technology SARL
Retirement Savings Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative and Investment Committee
Edwards Lifesciences Technology SARL Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Edwards Lifesciences Technology SARL Retirement Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H - Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ HEIN & ASSOCIATES LLP
Denver, Colorado
June 16, 2017

Edwards Lifesciences Technology SARL
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Investments in Master Trust	$33,772,418	$31,249,398
Notes receivable from participants	1,475,387	1,754,643
Contributions receivable	51,632	86,983
NET ASSETS AVAILABLE FOR BENEFITS	$35,299,437	$33,091,024

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Technology SARL
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2016	2015
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of Master Trust	$2,453,787	$1,368,800
Dividends	328,157	371,348
Interest	206,727	204,248
Total investment income	2,988,671	1,944,396
Interest income on notes receivable from participants	68,181	72,025
Contributions:
Participant contributions	1,298,479	1,250,222
Company contributions	872,135	964,057
Rollover contributions	74,583	—
Total contributions	2,245,197	2,214,279
Total additions	5,302,049	4,230,700
Deductions from net assets attributed to:
Benefits paid to participants	2,957,854	2,322,227
Administrative expenses	135,782	136,017
Total deductions	3,093,636	2,458,244
Net increase in net assets available for benefits	2,208,413	1,772,456
Net assets available for benefits:
Beginning of year	33,091,024	31,318,568
End of year	$35,299,437	$33,091,024

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Technology SARL
Retirement Savings Plan
Notes to Financial Statements

1.                 Description of the Plan

The following description of the Edwards Lifesciences Technology SARL Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution retirement plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participation in the Plan is available to employees of Edwards Lifesciences Technology SARL (the “Company”) who have met certain eligibility requirements, as described below.

Eligibility

Employees become eligible to participate in the Plan on the thirty-first day after an employee is credited with an hour of service. Eligible individuals are those who are employees of the Company, or a subsidiary, division, or facility of the Company that has adopted the Plan, other than:

1.	Employees who are included in a unit of employees covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan;

2.	Employees employed outside the Commonwealth of Puerto Rico;

3.	A director, unless such director is also an officer or other employee;

4.	Any person employed as a temporary employee for a specific limited period of time or for the performance of a specific limited assignment;

5.	Any person employed on a probationary status pursuant to established policy of the employer;

6.	Leased employees who are employed by another company that provides services to Edwards; and

7.
Any person who at the time services are performed is not classified by the Company or, as applicable, other member of the Group, as a common-law employee of the Company or any other member of the Group even though such person may for Federal or Puerto Rico income tax purpose or any other purpose be reclassified by the Company or any other member of the Group in response to regulatory, administrative or judicial proceedings or actions as a common-law employee retroactive to when such services were performed.

Plan Administration

The Plan is administered by the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans (the “Committee”). The Committee has authority, responsibility, and control over the management of the assets of the Plan. Members of the Committee are appointed by the Board of Directors of Edwards Lifesciences Corporation (“Parent Company”) and are employees of the Parent Company. Banco Popular de Puerto Rico (“Trustee”) serves as the trustee of the Plan, Voya Institutional Trust Company serves as the Plan’s custodian, and Voya Institutional Plan Services, LLC provides record keeping services for the Plan.

Contributions

The Plan allows tax deferred contributions intended to qualify under the applicable laws of the Commonwealth of Puerto Rico. Eligible participants may make pre-tax contributions up to 25% of their eligible annual compensation within certain limitations. The Company matches the first 4% of the participant’s annual eligible compensation contributed to the Plan at the rate of 50 cents for each contributed dollar. In addition, if a participant is age 50 or older, the participant is allowed to make additional catch-up contributions within certain Puerto Rico code limitations.

Additionally, each eligible employee, regardless of whether they contribute to the Plan, receives a contribution in an amount targeted at 2% of such employee’s Retirement Savings Plan eligible earnings for the prior year as defined by the Plan. Certain employees are also eligible for a supplemental contribution related to changes in the Company’s prior pension plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and the allocation of the participant’s share of the Plan’s net earnings and losses, net of certain investment management fees. Allocations are based on participant account balances, as defined.

Vesting

Participants are immediately fully vested in their Plan accounts (other than their Company matching and profit sharing contributions), plus actual earnings thereon. Vesting in a participant’s Company matching and profit sharing contributions plus actual earnings thereon is based on years of continuous service. A participant vests in Company matching and profit sharing contributions in annual increments of 20% and, therefore, is 100% vested after five years of credited service. Participants are immediately fully vested in any supplemental profit sharing contributions received as a result of the changes in the Company’s prior pension plan. Upon termination of service due to death, disability, or attainment of normal retirement age, a participant shall become fully vested.

Notes Receivable from Participants

Participants may borrow an amount ranging from a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The notes bear interest based on the applicable prime rate at the time of issuance plus 1%, and have a maximum term of five years (or ten years if used to acquire a home). The loans are collateralized by the participants’ vested interest in their accounts and any additional collateral as the Committee may require. Principal and interest are generally paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service or otherwise becoming eligible to receive benefits, a participant may elect to (1) receive a lump-sum amount equal to the value of the participant’s account, (2) receive periodic installments, or (3) transfer the balance in the participant’s account to another qualified plan. Vested accounts of $1,000 or less will be automatically paid in a lump-sum amount.

A participant may make withdrawals from the participant’s accounts (except as provided in the Plan document) if the participant is over age 59 ½ and fully vested. Withdrawals may also be made for financial hardship, which is determined pursuant to the provisions of the Puerto Rico Internal Revenue Code. Upon making a hardship withdrawal, a participant may not make additional pre-tax contributions for a period of 12 months from the date of the withdrawal payment.

Administrative Expenses

Investment manager, trustee, and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan to the extent that the Plan has generated revenue to absorb these expenses. Any remaining fees were allocated to the Plan participants on a pro rata basis.

Forfeitures

A participant’s non-vested balance is forfeited at the time of termination of employment. Such forfeitures may be used to offset future Company matching contributions. During 2016, forfeitures of $27,419 were used to offset Company matching contributions. During 2015, no forfeitures were used to offset Company matching contributions. Forfeitures outstanding were $30,650 and $31,337 as of December 31, 2016 and 2015, respectively.

2.                 Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investment in the Master Trust (see Note 4) is recorded at the net asset value ("NAV") of the underlying investments within the Master Trust. The Master Trust’s assets are primarily invested in funds managed by the Trustee through a commingled employee benefit funds trust.  Units have been purchased in funds which invest primarily in securities of major U.S. companies, international equity securities in both developed and emerging markets, and government agency fixed income securities. These investments are stated at fair value.

Purchases and sales of securities are recorded by the Master Trust on a trade-date basis.  Realized gains and losses for security transactions are reported using the average cost method.  Net appreciation in the Master Trust includes realized gains and losses on the sale of investments, and unrealized appreciation or depreciation.  Interest and dividend income are recorded on an accrual basis, and dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued interest.  Delinquent participant loans are treated as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements.  Changes in such estimates may affect amounts reported in future periods.

Risks and Uncertainties

The Plan provides for various investment options in any combination of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

The Plan’s Stable Value Fund, a common collective trust fund, invests in a variety of investment contracts such as guaranteed investment contracts, bank investment contracts, and a wrapped portfolio of fixed income instruments. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan administrator does not believe that the occurrence of any such event is probable.

New Accounting Standards

In February 2017, the Financial Accounting Standards Board ("FASB") issued an amendment to the accounting guidance on employee benefit plans. The amendment requires that a plan’s interest in a master trust and any change in that interest be presented in separate line items on the face of the plan’s financial statements. In addition, the amendment requires that all plans disclose the dollar amount of their interest in each type of investment. The guidance is effective for fiscal years beginning after December 15, 2018. The Company does not expect the adoption of this guidance will have a material impact on the Plan's financial statements.

In July 2015, the FASB issued amendments to the accounting guidance on employee benefit plans. The amendments designated contract value as the only required measure for fully benefit-responsive investment contracts, and eliminated the previously required fair value disclosures. The amendments clarified that entities holding indirect investments in fully benefit-responsive investment contracts should no longer account for such investments as fully benefit-responsive investment contracts. In addition, the amendments eliminated the requirement that plans disclose (a) individual investments that represent 5% or more of net assets available for benefits and (b) the net appreciation or depreciation for investments by general type, eliminating the need to disaggregate the investments. This guidance was effective for fiscal years beginning after December 15, 2015, and has been applied retrospectively to all periods presented. The adoption of this guidance did not have a material impact on the Plan's financial statements.

In May 2015, the FASB issued an amendment to the disclosure guidance on fair value measurements. The amendment removed the requirement to include in the fair value hierarchy investments for which NAV is used as a practical expedient to estimate fair value. The guidance was effective for annual reporting periods beginning after December 15, 2015, and has been applied retrospectively to all periods presented. The adoption of this guidance did not have a material impact on the Plan's financial statements.

3.                 Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  The Company prioritizes the inputs used to determine fair values in one of the following three categories:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.
Level 2 – Inputs, other than quoted prices in active markets, that are observable, either directly or indirectly.
Level 3 – Unobservable inputs that are not corroborated by market data.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table summarizes the Plan’s financial instruments which are measured at fair value on a recurring basis as of December 31, 2016 and 2015:

December 31, 2016

	Level 1	Level 2	Level 3	Total
Common stock	$9,508,065	$—	$—	$9,508,065
Mutual funds	5,112,077	—	—	5,112,077
Subtotal	$14,620,142	$—	$—	14,620,142
Cash and cash equivalents				132
Common/collective trust funds measured at NAV (a)				19,152,144
Total investments				$33,772,418

December 31, 2015

	Level 1	Level 2	Level 3	Total
Common stock	$8,499,519	$—	$—	$8,499,519
Mutual funds	4,369,569	—	—	4,369,569
Subtotal	$12,869,088	$—	$—	12,869,088
Cash and cash equivalents				144
Common/collective trust funds measured at NAV (a)				18,380,166
Total investments				$31,249,398
_______________________________________

(a)
In accordance with ASC Subtopic 820-10, certain investments that were measured at NAV per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Common stock and mutual fund investments are valued at fair value based on quoted market prices reported on the active markets on which the individual securities are traded, and are categorized as Level 1.

Cash and cash equivalents consist of money market funds and monies on deposit for transactions pending settlement. Common/collective trust funds and money market funds are valued using the NAV provided by the administrator of the fund.  The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

As of December 31, 2016, there were no unfunded commitments related to common/collective trust funds or money market funds.  Investments in these funds can be redeemed daily and, in general, do not have a redemption notification period.  Investments in the Plan's Stable Value Fund can be held in the fund for up to 24 months from the date of a redemption request. It is not probable that investments in these funds would be sold at amounts that differ materially from the NAV of the units held.

During the years ended December 31, 2016 and 2015, there were no transfers in or out of Levels 1 or 2 of the fair value hierarchy.

4.                 Investments

The Master Trust, held by Voya Institutional Trust Company, holds the assets of the Plan and the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan.

The accompanying Statements of Net Assets Available for Benefits reflect the apportioned share of the underlying Plan assets and liabilities of the Trust.  Allocations of net income from the Trust are based on the Plan’s net assets at the beginning of the year with adjustments for contributions and benefit payments made during the year.

Summarized financial information for the Trust as of December 31 is as follows:

	December 31,
	2016	2015
Net assets held by Master Trust:
Common stock funds	$255,005,550	$195,649,438
Mutual funds	205,748,658	177,181,345
Common/collective trusts	243,990,221	237,257,307
Cash and cash equivalents	2,889,522	1,988,333
Net assets held by Master Trust	707,633,951	612,076,423
% of Plan net assets held by Master Trust	4.77%	5.11%

Investment income from Master Trust investments for the years ended December 31, 2016 and 2015 is as follows:

	Years Ended December 31,
	2016	2015
Net appreciation in fair value	$56,777,404	$23,522,272
Dividend income	8,080,832	10,720,533
Interest income	2,107,872	2,303,945
Investment income	66,966,108	36,546,750
% of Plan investment income from Master Trust	4.46%	5.32%

5.                 Distribution Priorities upon Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend, or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon termination of the Plan, the account balance of each participant will become 100% vested and all assets, net of expenses, will be distributed to the participants or the participants’ beneficiaries.

6.                 Tax Status of the Plan

The Company has received a favorable determination letter from the Puerto Rico Treasury Department (“Departmento de Hacienda”) on the Plan’s Puerto Rico qualified status for income tax purposes.  The Plan Administrator believes the Plan’s design and operation are in compliance with the applicable provisions and requirements of the Puerto Rico Internal Revenue Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Treasury Department.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to tax examinations for years prior to 2013.

7.                 Exempt Party-in-Interest Transactions

Parties-in-interest are defined under the Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, an employer whose employees are covered by the Plan, and certain others. At December 31, 2016 and 2015, the Plan, through its investment in the Master Trust, held shares of common stock of the Parent Company, as follows:

	2016	2015
Shares of Edwards Lifesciences stock held by Plan	101,401	107,492
Value of Edwards Lifesciences stock held by Plan	$9,501,311	$8,489,689
Plan’s investment in Edwards Lifesciences stock as percentage of total net assets available for benefits	26.9%	25.7%

Also, certain assets of the Master Trust are loans to Plan participants. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

8.                 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the years ended December 31, 2016 and 2015:

	2016	2015
Statement of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$35,299,437	$33,091,024
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	72,932
Net assets available for benefits per Form 5500	$35,299,437	$33,163,956

	2016	2015
Statement of Changes in Net Assets Available for Benefits:
Net increase in net assets available for benefits per the financial statements	$2,208,413	$1,772,456
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(72,932)	(165,536)
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	72,932
Net income per Form 5500	$2,135,481	$1,679,852

Edwards Lifesciences Technology SARL
Retirement Savings Plan
Schedule H – line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2016

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current value
*	Notes Receivable from Participants	Varying maturity dates with interest rates ranging from of 4.3% to 4.5%	—	$1,475,387
	Edwards Lifesciences Technology SARL Retirement Savings Trust	Master Trust—Commingled and Common Stock Funds	—	$33,772,418

*                    Party-in-interest for which a statutory exemption exists.

**             Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDWARDS LIFESCIENCES TECHNOLOGY SARL RETIREMENT SAVINGS PLAN

June 16, 2017	By:	/s/ CHRISTINE Z. MCCAULEY
Christine Z. McCauley
Member of the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans

EXHIBIT INDEX

Exhibits are identified below.  Exhibit 23 is filed herein as an exhibit hereto.

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm—Hein & Associates LLP